Filed by TOYO Co., Ltd

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Blue World Acquisition Corporation

Commission File No.: 001-41256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 26, 2023

BLUE WORLD ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41256	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

244 Fifth Avenue, Suite B-88
New York, NY 10001

(Address of principal executive offices)

(646) 998-9582

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant, each whole warrant to acquire one Class A Ordinary Share, and one Right to acquire one-tenth of one Class A Ordinary Share	BWAQU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	BWAQ	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	BWAQW	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one Class A Ordinary Share	BWAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

The disclosures set forth under Item 2.03 are incorporated by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

Pursuant to the amended and restated memorandum and articles of association (the “Charter”) of Blue World Acquisition Corporation (“BWAQ”), BWAQ currently has until January 2, 2024 to complete its initial business combination, provided however BWAQ may extend the period of time to consummate a business combination up to April 2, 2024, each by an additional one-month extension, subject to Blue World Holdings Limited, the sponsor of BWAQ (the “Sponsor”) and/or its designee, depositing $60,000 into the trust account of BWAQ.

In December 2023, each of the Sponsor and Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”) deposited $30,000 (collectively, the “Extension Fee”) into the trust account of BWAQ to extend the timeline to complete a business combination for an additional one month from January 2, 2024 to February 2, 2024 (the “Extension”) pursuant to the Agreement and Plan of Merger, dated as of August 10, 2023, as amended on December 6, 2023 (the “Merger Agreement”), by and among BWAQ, TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company, (“TOYO Solar”), Fuji Solar and other relevant parties thereto. On December 26, 2023, BWAQ issued to each of the Sponsor and Fuji Solar an unsecured promissory note in the principal amount of $30,000 (collectively, the “Extension Notes”) in connection with the payment for the Extension fee.

On December 28, 2023, pursuant to the Merger Agreement, BWAQ issued another unsecure promissory note in the principal amount of $33,333 to Fuji Solar (“Fuji Solar Note,” collectively with the Extension Notes, the “Notes”) to evidence Fuji Solar’s advancement of one-third (1/3) of the expenses payable to a valuation firm selected by the special committee of the board of directors of BWAQ for the valuation of the Group Companies (as defined in the Merger Agreement) in connection with transactions contemplated by the Merger Agreement (the “Transactions”).

The Notes bear no interest and is payable in full upon the consummation of BWAQ’s business combination (such date, the “Maturity Date”). The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date; (ii) the commencement of a voluntary or involuntary bankruptcy action, (iii) the breach of BWAQ’s obligations thereunder; (iv) any cross defaults; (v) an enforcement proceedings against BWAQ; and (vi) any unlawfulness and invalidity in connection with the performance of the obligations thereunder, in which case the Notes may be accelerated.

The payees of the Notes, respectively, have the right, but not the obligation, to convert their Notes, in whole or in part, respectively, into private units (the “Units”) of BWAQ, each consisting of one Class A ordinary share, one-half of one warrant, and one right to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of a business combination, as described in the prospectus of BWAQ (File Number 333-261585), by providing BWAQ with written notice of the intention to convert at least two business days prior to the closing of the business combination. The number of Units to be received by the payees of the Notes, respectively, in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to such payee, as applicable, by (y) $10.00.

The issuance of the Notes was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The copies of the Notes are attached as Exhibit 10.1, 10.2 and 10.3 to this Current Report on Form 8-K and are incorporated herein by reference, respectively. The disclosures set forth in this Item 2.03 are intended to be summaries only and are qualified in their entirety by reference to the Notes.

Item 3.02 Unregistered Sales of Equity Securities.

The information disclosed under Item 2.03 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02 to the extent required herein. The Units (and the underlying securities) issuable upon conversion of the Notes, if any, (1) may not, subject to certain limited exceptions, be transferable or salable by the payees until the completion of BWAQ’s initial business combination, and (2) are entitled to registration rights.

Item 8.01. Other Events.

On January 2, 2024, BWAQ issued a press release, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K, announcing the Extension.

Forward-Looking Statements

This Current Report on Form 8-K includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding the advantages and expected growth of the combined company, the cash position of the combined company following the closing, the ability of TOYO Solar and BWAQ to consummate the proposed Transactions and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in BWAQ’s Annual Report on Form 10-K filed with the SEC on September 28, 2023 (the “Form 10-K”), BWAQ’s final prospectus dated January 31, 2023 filed with the SEC (the “Final Prospectus”) related to its initial public offering, and in other documents filed by BWAQ with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: TOYO Solar’s or the combined company’s limited operating history; the ability of TOYO Solar or the combined company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of TOYO Solar or the combined company; the inability to complete the proposed Transactions; the inability to recognize the anticipated benefits of the proposed Transactions, which may be affected by, among other things, the amount of cash available following any redemptions by BWAQ shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed Transactions; costs related to the proposed Transactions; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and the proxy statement to be filed relating to the Transactions. Other factors include the possibility that the proposed Transactions do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

TOYO Solar, PubCo and BWAQ each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of TOYO Solar, PubCo or BWAQ with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Transactions, PubCo intends to file with the SEC a registration statement on Form F-4, which will include a preliminary proxy statement containing information about the proposed Transactions and the respective businesses of TOYO Solar and BWAQ, as well as the prospectus relating to the offer of the PubCo securities to be issued to in connection with the completion of the proposed Transactions. After the registration statement is declared effective, BWAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transactions.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of BWAQ will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

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Participants in the Solicitation

PubCo, TOYO Solar, BWAQ and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from BWAQ’s shareholders with respect to the proposed Transactions. Information regarding BWAQ’s directors and executive officers is available in BWAQ’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Extension Promissory Note, dated December 26, 2023, issued by Blue World Acquisition Corporation to Blue World Holdings Limited
10.2	Extension Promissory Note, dated December 26, 2023, issued by Blue World Acquisition Corporation to Fuji Solar Co., Ltd.
10.3	Promissory Note, dated December 28, 2023, issued by Blue World Acquisition Corporation to Fuji Solar Co., Ltd.
99.1	Press Release, dated January 2, 2024, announcing the extension and the extension note.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Blue World Acquisition Corporation

	By:	/s/ Liang Shi
	Name:	Liang Shi
	Title:	Chief Executive Officer

Date: January 2, 2024

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Exhibit 10.1

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Principal Amount: US$30,000

Dated: December 26, 2023

New York, New York

FOR VALUE RECEIVED, Blue World Acquisition Corporation(the “Maker” or the “Company”) promises to pay to the order of Blue World Holdings Limited, or its registered assignees or successors in interest (the “Payee”), the principal sum of Thirty Thousand (US$30,000), on the terms and conditions described below. All payments on this Note shall be made by wire transfer of immediately available funds to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this note (the “Note”).

1.	Principal. The principal balance of this Note shall be payable by the Maker to the Payee upon the date on which the Maker consummates a business combination or merger with a qualified target company (as described in its Prospectus (as defined below)) (a “Business Combination”) or the date of expiry of the term of the Maker, whichever is earlier (such date, the “Maturity Date”). The principal balance may be prepaid at any time prior to the Maturity Date without penalty. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder of the Maker, be obligated personally for any obligations or liabilities of the Maker hereunder.

2.	Conversion Rights. The Payee has the right, but not the obligation, to convert this Note, in whole or in part, into private unit (the “Units”) of the Maker, each consisting of one Class A ordinary share, one-half of one warrant and one right to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of a Business Combination, as described in the Prospectus of the Maker (File Number 333-261585) (the “Prospectus”), by providing the Maker with written notice of its intention to convert this Note at least two business days prior to the closing of a Business Combination. The number of Units to be received by the Payee in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to such Payee by (y) $10.00.

(a)	Fractional Units. No fractional Units will be issued upon conversion of this Note. In lieu of any fractional Units to which Payee would otherwise be entitled, the Maker will pay to Payee in cash the amount of the unconverted principal balance of this Note that would otherwise be converted into such fractional Units.

(b)	Effect of Conversion. If the Maker timely receives notice of the Payee’s intention to convert this Note at least two business days prior to the closing of a Business Combination, this Note shall be deemed to be converted on such closing date. At its expense, the Maker will, upon receipt of such conversion notice, as soon as practicable after consummation of a Business Combination, issue and deliver to Payee, at Payee’s address as requested by Payee in its conversion notice, a certificate or certificates for the number of Units to which Payee is entitled upon such conversion (bearing such legends as are customary pursuant to applicable state and federal securities laws), including a check payable to Payee for any cash amounts payable as a result of any fractional Units as described herein.

3.	Interest. This Note does not carry any interest on the unpaid principal balance of this Note, provided, that, any overdue amounts shall accrue default interest at a rate per annum equal to the interest rate which is the prevailing short term United States Treasury Bill rate, from the date on which such payment is due until the day on which all sums due are received by the Payee.

4.	Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including but not limited to reasonable attorney’s and auditor’s fees and expenses, then to the payment in full of any late charges, and finally to the reduction of the unpaid principal balance of this Note.

5.	Events of Default. The following shall constitute an event of default (each, an “Event of Default”):

(a)	Failure to Make Required Payments. Failure by the Maker to pay the principal amount due pursuant to this Note more than 5 business days of the Maturity Date.

(b)	Voluntary Bankruptcy, etc. The commencement by the Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of the Maker generally to pay its debts as such debts become due, or the taking of corporate action by the Maker in furtherance of any of the foregoing.

(c)	Involuntary Bankruptcy, etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of the Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

(d)	Breach of Other Obligations. The Maker fails to perform or comply with any one or more of its obligations under this Note.

(e)	Cross Default. Any present or future indebtedness of the Maker in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any event of default, or any such indebtedness is not paid when due or, as the case may be, within any applicable grace period.

(f)	Enforcement Proceedings. A distress, attachment, execution or other legal process is levied or enforced on or against any assets of the Maker which is not discharged or stayed within 30 days.

(g)	Unlawfulness and Invalidity. It is or becomes unlawful for the Maker to perform any of its obligations under this Note, or any obligations of the Maker under this Note are not or cease to be legal, valid, binding or enforceable.

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6.	Remedies.

(a)	Upon the occurrence of an Event of Default specified in Section 5(a) and 5(d) hereof, the Payee may, by written notice to the Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, notwithstanding anything contained herein or in the documents evidencing the same to the contrary.

(b)	Upon the occurrence of an Event of Default specified in Sections 5(b), 5(c), 5(e), 5(f) and 5(g) hereof, the unpaid principal balance of this Note, and all other sums payable with regard to this Note hereunder, shall automatically and immediately become due and payable, in all cases without any action on the part of the Payee.

7.	Taxes. The Maker will pay all amounts due hereunder free and clear of and without reduction for any taxes, levies, imposts, deductions, withholding or charges imposed or levied by any governmental authority or any political subdivision or taxing authority thereof with respect thereto (“Taxes”). The Maker will pay on behalf of the Payee all such Taxes so imposed or levied and any additional amounts as may be necessary so that the net payment of principal and any interest on this Note received by the Payee after payment of all such Taxes shall be not less than the full amount provided hereunder.

8.	Waivers. The Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by the Payee under the terms of this Note, and all benefits that might accrue to the Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and the Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof or any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by the Payee.

9.	Unconditional Liability. The Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to the Maker or affecting the Maker’s liability hereunder. For the purpose of this Note, “business day” shall mean a day (other than a Saturday, Sunday or public holiday) on which banks are open in China and New York for general banking business.

10.	Notices. All notices, statements or other documents which are required or contemplated by this Note shall be made in writing and delivered: (i) personally or sent by first class registered or certified mail, overnight courier service to the address most recently provided in writing to such party or such other address as may be designated in writing by such party, (ii) by fax to the number most recently provided to such party or such other fax number as may be designated in writing by such party, or (iii) by email, to the email address most recently provided to such party or such other email address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on (a) the day of delivery, if delivered personally, (b) only if the receipt is acknowledged, the day after such receipt, if sent by fax or email, (c) the business day after delivery to an overnight courier service, if sent by an overnight courier service, or (d) 5 days after mailing if sent by first class registered or certified mail.

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11.	Construction. This Note shall be construed and enforced in accordance with the laws of New York, without regard to conflict of law provisions thereof.

12.	Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any amounts contained in the trust account deriving from the proceeds of the IPO conducted by the Maker and the proceeds of the sale of securities in a private placement (if any) prior to the effectiveness of the IPO, as described in greater detail in the Prospectus filed with the Securities and Exchange Commission in connection with the IPO (the “Trust Account Funds”), and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim from the Trust Account Funds or any distribution therefrom for any reason whatsoever. If Maker does not consummate the Business Combination, this Note shall be repaid only from amounts other than Trust Account Funds, if any.

13.	Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

14.	Assignment. This Note shall be binding upon the Maker and its successors and assigns and is for the benefit of the Payee and its successors and assigns, except that the Maker may not assign or otherwise transfer its rights or obligations under this Note. The Payee may at any time without the consent of or notice to the Maker assign to one or more entities all or a portion of its rights under this Note.

[signature page follows]

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The Parties, intending to be legally bound hereby, have caused this Note to be duly executed by the undersigned as of the day and year first above written.

MAKER:

Blue World Acquisition Corporation

By:	/s/ Liang Shi
Name:	Liang Shi
Title:	CEO and Director

PAYEE:

Blue World Holdings Limited

By:	/s/ Liang Shi
Name:	Liang Shi
Title:	Director

[signature page to the promissory note]

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Exhibit 10.2

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Principal Amount: US$30,000

Dated: December 26, 2023

New York, New York

FOR VALUE RECEIVED, Blue World Acquisition Corporation(the “Maker” or the “Company”) promises to pay to the order of Fuji Solar Co., Ltd, or its registered assignees or successors in interest (the “Payee”), the principal sum of Thirty Thousand (US$30,000), on the terms and conditions described below. All payments on this Note shall be made by wire transfer of immediately available funds to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this note (the “Note”).

1.	Principal. The principal balance of this Note shall be payable by the Maker to the Payee upon the date on which the Maker consummates a business combination or merger with a qualified target company (as described in its Prospectus (as defined below)) (a “Business Combination”) or the date of expiry of the term of the Maker, whichever is earlier (such date, the “Maturity Date”). The principal balance may be prepaid at any time prior to the Maturity Date without penalty. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder of the Maker, be obligated personally for any obligations or liabilities of the Maker hereunder.

2.	Conversion Rights. The Payee has the right, but not the obligation, to convert this Note, in whole or in part, into private unit (the “Units”) of the Maker, each consisting of one Class A ordinary share, one-half of one warrant and one right to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of a Business Combination, as described in the Prospectus of the Maker (File Number 333-261585) (the “Prospectus”), by providing the Maker with written notice of its intention to convert this Note at least two business days prior to the closing of a Business Combination. The number of Units to be received by the Payee in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to such Payee by (y) $10.00.

(a)	Fractional Units. No fractional Units will be issued upon conversion of this Note. In lieu of any fractional Units to which Payee would otherwise be entitled, the Maker will pay to Payee in cash the amount of the unconverted principal balance of this Note that would otherwise be converted into such fractional Units.

(b)	Effect of Conversion. If the Maker timely receives notice of the Payee’s intention to convert this Note at least two business days prior to the closing of a Business Combination, this Note shall be deemed to be converted on such closing date. At its expense, the Maker will, upon receipt of such conversion notice, as soon as practicable after consummation of a Business Combination, issue and deliver to Payee, at Payee’s address as requested by Payee in its conversion notice, a certificate or certificates for the number of Units to which Payee is entitled upon such conversion (bearing such legends as are customary pursuant to applicable state and federal securities laws), including a check payable to Payee for any cash amounts payable as a result of any fractional Units as described herein.

3.	Interest. This Note does not carry any interest on the unpaid principal balance of this Note, provided, that, any overdue amounts shall accrue default interest at a rate per annum equal to the interest rate which is the prevailing short term United States Treasury Bill rate, from the date on which such payment is due until the day on which all sums due are received by the Payee.

4.	Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including but not limited to reasonable attorney’s and auditor’s fees and expenses, then to the payment in full of any late charges, and finally to the reduction of the unpaid principal balance of this Note.

5.	Events of Default. The following shall constitute an event of default (each, an “Event of Default”):

(a)	Failure to Make Required Payments. Failure by the Maker to pay the principal amount due pursuant to this Note more than 5 business days of the Maturity Date.

(b)	Voluntary Bankruptcy, etc. The commencement by the Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of the Maker generally to pay its debts as such debts become due, or the taking of corporate action by the Maker in furtherance of any of the foregoing.

(c)	Involuntary Bankruptcy, etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of the Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

(d)	Breach of Other Obligations. The Maker fails to perform or comply with any one or more of its obligations under this Note.

(e)	Cross Default. Any present or future indebtedness of the Maker in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any event of default, or any such indebtedness is not paid when due or, as the case may be, within any applicable grace period.

(f)	Enforcement Proceedings. A distress, attachment, execution or other legal process is levied or enforced on or against any assets of the Maker which is not discharged or stayed within 30 days.

(g)	Unlawfulness and Invalidity. It is or becomes unlawful for the Maker to perform any of its obligations under this Note, or any obligations of the Maker under t3his Note are not or cease to be legal, valid, binding or enforceable.

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6.	Remedies.

(a)	Upon the occurrence of an Event of Default specified in Section 5(a) and 5(d) hereof, the Payee may, by written notice to the Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, notwithstanding anything contained herein or in the documents evidencing the same to the contrary.

(b)	Upon the occurrence of an Event of Default specified in Sections 5(b), 5(c), 5(e), 5(f) and 5(g) hereof, the unpaid principal balance of this Note, and all other sums payable with regard to this Note hereunder, shall automatically and immediately become due and payable, in all cases without any action on the part of the Payee.

7.	Taxes. The Maker will pay all amounts due hereunder free and clear of and without reduction for any taxes, levies, imposts, deductions, withholding or charges imposed or levied by any governmental authority or any political subdivision or taxing authority thereof with respect thereto (“Taxes”). The Maker will pay on behalf of the Payee all such Taxes so imposed or levied and any additional amounts as may be necessary so that the net payment of principal and any interest on this Note received by the Payee after payment of all such Taxes shall be not less than the full amount provided hereunder.

8.	Waivers. The Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by the Payee under the terms of this Note, and all benefits that might accrue to the Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and the Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof or any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by the Payee.

9.	Unconditional Liability. The Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to the Maker or affecting the Maker’s liability hereunder. For the purpose of this Note, “business day” shall mean a day (other than a Saturday, Sunday or public holiday) on which banks are open in China and New York for general banking business.

10.	Notices. All notices, statements or other documents which are required or contemplated by this Note shall be made in writing and delivered: (i) personally or sent by first class registered or certified mail, overnight courier service to the address most recently provided in writing to such party or such other address as may be designated in writing by such party, (ii) by fax to the number most recently provided to such party or such other fax number as may be designated in writing by such party, or (iii) by email, to the email address most recently provided to such party or such other email address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on (a) the day of delivery, if delivered personally, (b) only if the receipt is acknowledged, the day after such receipt, if sent by fax or email, (c) the business day after delivery to an overnight courier service, if sent by an overnight courier service, or (d) 5 days after mailing if sent by first class registered or certified mail.

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11.	Construction. This Note shall be construed and enforced in accordance with the laws of New York, without regard to conflict of law provisions thereof.

12.	Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any amounts contained in the trust account deriving from the proceeds of the IPO conducted by the Maker and the proceeds of the sale of securities in a private placement (if any) prior to the effectiveness of the IPO, as described in greater detail in the Prospectus filed with the Securities and Exchange Commission in connection with the IPO (the “Trust Account Funds”), and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim from the Trust Account Funds or any distribution therefrom for any reason whatsoever. If Maker does not consummate the Business Combination, this Note shall be repaid only from amounts other than Trust Account Funds, if any.

13.	Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

14.	Assignment. This Note shall be binding upon the Maker and its successors and assigns and is for the benefit of the Payee and its successors and assigns, except that the Maker may not assign or otherwise transfer its rights or obligations under this Note. The Payee may at any time without the consent of or notice to the Maker assign to one or more entities all or a portion of its rights under this Note.

[signature page follows]

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The Parties, intending to be legally bound hereby, have caused this Note to be duly executed by the undersigned as of the day and year first above written.

MAKER:

Blue World Acquisition Corporation

By:	/s/ Liang Shi
Name:	Liang Shi
Title:	CEO and Director

PAYEE:

Fuji Solar Co., Ltd

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	CEO and President

[signature page to the promissory note]

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Exhibit 10.3

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Principal Amount: US$33,333

Dated: December 28, 2023

New York, New York

FOR VALUE RECEIVED, Blue World Acquisition Corporation(the “Maker” or the “Company”) promises to pay to the order of Fuji Solar Co., Ltd, or its registered assignees or successors in interest (the “Payee”), the principal sum of Thirty-Three Thousand Three Hundred and Thirty-Three (US$33,333), on the terms and conditions described below. All payments on this Note shall be made by wire transfer of immediately available funds to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this note (the “Note”).

1.	Principal. The principal balance of this Note shall be payable by the Maker to the Payee upon the date on which the Maker consummates a business combination or merger with a qualified target company (as described in its Prospectus (as defined below)) (a “Business Combination”) or the date of expiry of the term of the Maker, whichever is earlier (such date, the “Maturity Date”). The principal balance may be prepaid at any time prior to the Maturity Date without penalty. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder of the Maker, be obligated personally for any obligations or liabilities of the Maker hereunder.

2.	Conversion Rights. The Payee has the right, but not the obligation, to convert this Note, in whole or in part, into private unit (the “Units”) of the Maker, each consisting of one Class A ordinary share, one-half of one warrant and one right to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of a Business Combination, as described in the Prospectus of the Maker (File Number 333-261585) (the “Prospectus”), by providing the Maker with written notice of its intention to convert this Note at least two business days prior to the closing of a Business Combination. The number of Units to be received by the Payee in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to such Payee by (y) $10.00.

(a)	Fractional Units. No fractional Units will be issued upon conversion of this Note. In lieu of any fractional Units to which Payee would otherwise be entitled, the Maker will pay to Payee in cash the amount of the unconverted principal balance of this Note that would otherwise be converted into such fractional Units.

(b)	Effect of Conversion. If the Maker timely receives notice of the Payee’s intention to convert this Note at least two business days prior to the closing of a Business Combination, this Note shall be deemed to be converted on such closing date. At its expense, the Maker will, upon receipt of such conversion notice, as soon as practicable after consummation of a Business Combination, issue and deliver to Payee, at Payee’s address as requested by Payee in its conversion notice, a certificate or certificates for the number of Units to which Payee is entitled upon such conversion (bearing such legends as are customary pursuant to applicable state and federal securities laws), including a check payable to Payee for any cash amounts payable as a result of any fractional Units as described herein.

3.	Interest. This Note does not carry any interest on the unpaid principal balance of this Note, provided, that, any overdue amounts shall accrue default interest at a rate per annum equal to the interest rate which is the prevailing short term United States Treasury Bill rate, from the date on which such payment is due until the day on which all sums due are received by the Payee.

4.	Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including but not limited to reasonable attorney’s and auditor’s fees and expenses, then to the payment in full of any late charges, and finally to the reduction of the unpaid principal balance of this Note.

5.	Events of Default. The following shall constitute an event of default (each, an “Event of Default”):

(a)	Failure to Make Required Payments. Failure by the Maker to pay the principal amount due pursuant to this Note more than 5 business days of the Maturity Date.

(b)	Voluntary Bankruptcy, etc. The commencement by the Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of the Maker generally to pay its debts as such debts become due, or the taking of corporate action by the Maker in furtherance of any of the foregoing.

(c)	Involuntary Bankruptcy, etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of the Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

(d)	Breach of Other Obligations. The Maker fails to perform or comply with any one or more of its obligations under this Note.

(e)	Cross Default. Any present or future indebtedness of the Maker in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any event of default, or any such indebtedness is not paid when due or, as the case may be, within any applicable grace period.

(f)	Enforcement Proceedings. A distress, attachment, execution or other legal process is levied or enforced on or against any assets of the Maker which is not discharged or stayed within 30 days.

(g)	Unlawfulness and Invalidity. It is or becomes unlawful for the Maker to perform any of its obligations under this Note, or any obligations of the Maker under this Note are not or cease to be legal, valid, binding or enforceable.

6.	Remedies.

(a)	Upon the occurrence of an Event of Default specified in Section 5(a) and 5(d) hereof, the Payee may, by written notice to the Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, notwithstanding anything contained herein or in the documents evidencing the same to the contrary.

(b)	Upon the occurrence of an Event of Default specified in Sections 5(b), 5(c), 5(e), 5(f) and 5(g) hereof, the unpaid principal balance of this Note, and all other sums payable with regard to this Note hereunder, shall automatically and immediately become due and payable, in all cases without any action on the part of the Payee.

7.	Taxes. The Maker will pay all amounts due hereunder free and clear of and without reduction for any taxes, levies, imposts, deductions, withholding or charges imposed or levied by any governmental authority or any political subdivision or taxing authority thereof with respect thereto (“Taxes”). The Maker will pay on behalf of the Payee all such Taxes so imposed or levied and any additional amounts as may be necessary so that the net payment of principal and any interest on this Note received by the Payee after payment of all such Taxes shall be not less than the full amount provided hereunder.

8.	Waivers. The Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by the Payee under the terms of this Note, and all benefits that might accrue to the Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and the Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof or any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by the Payee.

9.	Unconditional Liability. The Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to the Maker or affecting the Maker’s liability hereunder. For the purpose of this Note, “business day” shall mean a day (other than a Saturday, Sunday or public holiday) on which banks are open in China and New York for general banking business.

10.	Notices. All notices, statements or other documents which are required or contemplated by this Note shall be made in writing and delivered: (i) personally or sent by first class registered or certified mail, overnight courier service to the address most recently provided in writing to such party or such other address as may be designated in writing by such party, (ii) by fax to the number most recently provided to such party or such other fax number as may be designated in writing by such party, or (iii) by email, to the email address most recently provided to such party or such other email address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on (a) the day of delivery, if delivered personally, (b) only if the receipt is acknowledged, the day after such receipt, if sent by fax or email, (c) the business day after delivery to an overnight courier service, if sent by an overnight courier service, or (d) 5 days after mailing if sent by first class registered or certified mail.

11.	Construction. This Note shall be construed and enforced in accordance with the laws of New York, without regard to conflict of law provisions thereof.

12.	Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any amounts contained in the trust account deriving from the proceeds of the IPO conducted by the Maker and the proceeds of the sale of securities in a private placement (if any) prior to the effectiveness of the IPO, as described in greater detail in the Prospectus filed with the Securities and Exchange Commission in connection with the IPO (the “Trust Account Funds”), and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim from the Trust Account Funds or any distribution therefrom for any reason whatsoever. If Maker does not consummate the Business Combination, this Note shall be repaid only from amounts other than Trust Account Funds, if any.

13.	Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

14.	Assignment. This Note shall be binding upon the Maker and its successors and assigns and is for the benefit of the Payee and its successors and assigns, except that the Maker may not assign or otherwise transfer its rights or obligations under this Note. The Payee may at any time without the consent of or notice to the Maker assign to one or more entities all or a portion of its rights under this Note.

[signature page follows]

The Parties, intending to be legally bound hereby, have caused this Note to be duly executed by the undersigned as of the day and year first above written.

MAKER:

Blue World Acquisition Corporation

By:	/s/ Liang Shi
Name:	Liang Shi
Title:	CEO and Director

PAYEE:

Fuji Solar Co., Ltd

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	CEO and President

[signature page to the promissory note]

Exhibit 99.1

Blue World Acquisition Corporation Announces

Extension of the Deadline for an Initial Business Combination

New York, Jan. 02, 2024 (GLOBE NEWSWIRE) -- Blue World Acquisition Corporation (the “Blue World”) (NASDAQ: BWAQ) today announced that, in order to extend the date by which Blue World must complete its initial business combination from January 2, 2024 to February 2, 2024, an aggregate of $60,000 (the “Extension Fee”) has been deposited into Blue World’s trust account (the “Trust Account”).

The payment for the Extension Fee was made by Blue World Holdings Limited, the sponsor of the Company (the “Sponsor”) and Fuji Solar Co., Ltd (“Fuji Solar”), an indirect major shareholder of Vietnam Sunergy Cell Company Limited (“TOYO Solar”), each of whom deposited one-half (1/2) of the Extension Fee, respectively, pursuant to the Agreement and Plan of Merger, dated as of August 10, 2023, as amended on December 6, 2023, by and among Blue World, TOYO Solar, Fuji Solar and other relevant parties in connection with a proposed business combination. Blue World issued to each of the Sponsor and Fuji Solar an unsecured promissory note to evidence the deposit of the Extension Fee.

About Blue World Acquisition Corporation

Blue World Acquisition Corporation is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

About TOYO Solar

TOYO Solar is an indirect subsidiary of Fuji Solar, whose major shareholder is Abalance Corporation, a Japanese company publicly traded on the Tokyo Stock Exchange. TOYO Solar is committed to becoming a reliable full service solar solutions provider in the United States and globally, integrating the upstream production of wafer and silicon, midstream production of solar cell, downstream production of photovoltaic (PV) modules, and potentially other stages of the solar power supply chain. TOYO Solar has completed the phase 1 construction of a cell plant in Phu Tho Province, Vietnam with a designed annual capacity of 3GW, which has commenced commercial production since October 2023. The phase 2 construction is expected to commence in the second half of 2024, the completion of which is expected to extend TOYO Solar’s annual solar cell production capacity to a total of 6GW. Notably, TOYO Solar’s affiliated company, Vietnam Sunergy Joint Stock Company, has been listed by Bloomberg NEF as one of Tier 1 listed solar module manufacturers since the first quarter of 2019, with 2022 sales exceeding US$1.2 billion.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Blue World, TOYO Solar and/or TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the consummation of the transactions under the business combination agreement, projections of market opportunity and market share, the capability of TOYO Solar’s business plans including its plans to expand, the sources and uses of cash from the proposed transactions, the anticipated enterprise value of the combined company following the consummation of the proposed transactions, any benefits of TOYO Solar’s partnerships, strategies or plans as they relate to the proposed transactions, anticipated benefits of the proposed transactions and expectations related to the terms and timing of the proposed transactions are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Blue World, TOYO Solar and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Blue World, TOYO Solar and PubCo cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the Registration Statement. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Blue World nor TOYO Solar can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the transactions due to the failure to obtain approval from Blue World’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the transactions, the amount of redemption requests made by Blue World’s public shareholders, costs related to the transactions, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transactions, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in Blue World’s Annual Report on Form 10-K filed with the SEC on September 28, 2023 (the “Form 10-K”), Blue World’s final prospectus dated January 31, 2023 filed with the SEC (the “Final Prospectus”) related to Blue World’s initial public offering and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Blue World or TOYO Solar presently know or that Blue World and TOYO Solar currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Blue World, TOYO Solar, their respective directors, officers or employees or any other person that Blue World and TOYO Solar will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of Blue World and TOYO Solar as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Blue World and TOYO Solar may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Blue World or TOYO Solar as of any date subsequent to the date of this communication.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Blue World or TOYO Solar, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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Important Additional Information Regarding the Transactions Will Be Filed With the SEC

In connection with the proposed transactions, PubCo intends to file with the SEC the Registration Statement, and after the Registration Statement is declared effective, Blue World will mail a definitive proxy statement/prospectus relating to the proposed transactions to its shareholders. This press release does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Blue World’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed transactions, as these materials will contain important information about TOYO Solar, Blue World and the proposed transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed transactions will be mailed to shareholders of Blue World as of a record date to be established for voting on the proposed transactions. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Blue World Acquisition Corporation, 244 Fifth Avenue, Suite B-88, New York, NY 10001, Attention: Liang Shi, Chief Executive Officer.

Participants in the Solicitation

PubCo, TOYO Solar, Blue World and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Blue World’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Blue World’s shareholders in connection with the proposed transactions will be set forth in PubCo’s registration statement on Form F-4, including a proxy statement/prospectus, when it is filed with the SEC.

Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transactions of Blue World’s directors and officers in Blue World’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by PubCo, which will include the proxy statement/prospectus for the proposed transactions.

Contact Information:

Liang (Simon) Shi

Chairman and Chief Executive Officer

Email: liang.shi@zeninpartners.com

Tel: (646) 998-9582

Investor Relations:

Jingwen Zhu

Associate

Email: jingwenzhu@zeninpartners.com

Tel: 86 13671834329

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